Exhibit E

[CurrentDate:1]

Account Number	[AccountNumber:2]

Account Name	[AccountName:3]

Investment Amount	$[CommitmentAmount:4]*

Fund	AllianceBernstein Multi-Manager Alternative Fund

We confirm that we have subscribed, on your behalf, to the Multi-Manager Alternative Fund in the amount shown above. Although the official trade date for this subscription will be [TradeDate=6], the exact number of shares that you will receive will not be known until the middle of the month when the fund completes its monthly valuation process. Until such time, your account will reflect the capital commitment amount. Please refer to the prospectus for the Multi-Manager Alternative Fund for important information related to the monthly pricing of the fund.

On or about [ConfirmDate], you will receive a trade confirmation containing the final details of your purchase.

If this information is not in accordance with your records, please contact your Bernstein Advisor of the Bernstein main office at 1-212-486-5800.

*If the funding is from a hedge fund or equity partnership at Bernstein, the investment amount could differ from what is indicated above. This amount is subject to change based on the funding product’s final valuation as of month-end.